Exhibit 99.1

HPH Announces Change of Independent Auditor

GUANGZHOU, China, April 2, 2024 (GLOBE NEWSWIRE) — Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced that with approval from the audit committee and the board of directors (the “Board”) of the Company, it has changed its independent auditor from Marcum Asia CPAs LLP (“Marcum Asia” or the “Former Auditor”) to Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte” or the “Successor Auditor”) effective March 29, 2024.

The audit reports of Marcum Asia on the financial statements of the Company as of and for the years ended June 30, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended June 30, 2022 and 2023 and in the subsequent interim period through March 29, 2024, there have been no disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. None of “reportable events”, as that term is described in Item 16F(a)(1)(v) of Form 20-F occurred within the two fiscal years of the Company ended June 30, 2022 and 2023 and subsequently up to the date of dismissal.

The Board would like to express its sincere gratitude to Marcum Asia for its professionalism and quality of services rendered to the Company over the past years. The Company is working closely with Deloitte and Marcum Asia to ensure a seamless transition.

About HPH

Established in 2010, HPH is dedicated to becoming a leading provider for intelligent home and enterprise services. Guided by the mission to enhance the quality of life for all families, HPH focuses on two core driving forces: “technological intelligence” and “capital investments,” with a global strategic perspective. It identifies high-quality enterprises with potential on a global scale and engages in investment and operations in areas such as asset allocation, education and study tours, cultural tours, sports events, healthcare and elderly care, and family governance.

HPH currently owns Fanhua Inc., a leading technology-driven financial services platform in China and Fanhua Puyi Fund Distribution Co., Ltd., a leading independent wealth management service provider in China. It has signed an agreement to acquire controlling interests in Singapore White Lingjun Pte. Ltd.

HPH was formerly known as Puyi Inc., and it was renamed on March 13, 2024 to reflect its strategic transformation.

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com